KKR Registered Advisor LLC

30 Hudson Yards

New York, NY 10001

KKR Real Estate Select Trust Inc.

30 Hudson Yards

New York, NY 10001

Re: Renewal of Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

KKR Registered Advisor LLC (the “Adviser”) and KKR Real Estate Select Trust Inc. (the “Fund”) are parties to that certain Expense Limitation and Reimbursement Agreement dated as of July 29, 2020 (the “Agreement”), pursuant to which the Adviser agreed, among other terms, and except as provided in Section 2 thereof, to forego an amount of its monthly management fee and/or quarterly incentive fee, as applicable and pay, absorb or reimburse certain expenses of the Fund, to the extent necessary so that, for any fiscal year, the Fund’s Specified Expenses do not exceed 0.50% of the average daily value of the Fund’s net assets. Capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement.

The Agreement provides that it may be renewed by the mutual agreement of the Adviser and the Fund for successive terms.

The Adviser and the Fund hereby mutually agree to renew the Agreement, effective immediately, so that the end of the Limitation Period is extended from December 31, 2022 to, and including, April 30, 2023.

This renewal is effective as of April    , 2022.

KKR Registered Advisor LLC

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Assistant Secretary

Acknowledged and Accepted:

KKR Real Estate Select Trust Inc.

By:	/s/ Michael Nguyen
Name:	Michael Nguyen
Title:	Interim Chief Legal Officer and Secretary